SECURITI 09055058 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 45692

SEC Mail Processing Section

FEB 10 2009

Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NAFINSA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 MADISON AVENUE, SUITE 665
(No. And Street)

NEW YORK,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. GROSS (646) 495-5173
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
FEB 20 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN H. GROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAFINSA SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOURDES S. CRESPO
NOTARY PUBLIC, State of New York
No. 01CR6037936
Qualified in New York County
Commission Expires Feb. 28, 2010

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAFINSA SECURITIES, INC.

A WHOLLY OWNED SUBSIDIARY OF

NAFINSA HOLDINGS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Nafinsa Securities, Inc., a wholly owned subsidiary of
Nafinsa Holdings Corp.:

We have audited the accompanying statement of financial condition of Nafinsa Securities, Inc. (the "Company"), a wholly owned subsidiary of Nafinsa Holdings Corp., as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Nafinsa Securities, Inc. (the "Company"), a wholly owned subsidiary of Nafinsa Holdings Corp., as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 2, 2009

NAFINSA SECURITIES, INC.
A WHOLLY OWNED SUBSIDIARY OF NAFINSA HOLDINGS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 103,073
Security owned, at fair value	1,379,534
Deposit with clearing broker	299,681
Receivable from clearing broker	43,105
Prepaid expenses	8,609
Accrued interest receivable	5,822
TOTAL ASSETS	$ 1,839,824

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 7,100
Stockholder's Equity:	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	7,756,056
Accumulated deficit	(5,923,333)
Total Stockholder's Equity	1,832,724
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,839,824

The accompanying notes are an integral part of this financial statement.

NAFINSA SECURITIES, INC.
A WHOLLY OWNED SUBSIDIARY OF NAFINSA HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008

NOTE 1. ORGANIZATION

Nafinsa Securities, Inc. ("Company") is a wholly owned direct subsidiary of Nafinsa Holdings Corp. ("Parent") and an indirect subsidiary of Nacional Financiera, SNC ("NAFIN"). NAFIN is a Mexican development banking institution controlled, since its establishment in 1934, by the Government of Mexico. The primary objective of NAFIN is to strengthen and modernize small and medium-sized companies in Mexico's private sector in order to encourage the efficient production and distribution of goods and services through the private and public sectors of the economy.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker engaging primarily in the sale, trading and distribution of sovereign and private sector securities of Mexico and other Latin American countries.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition: Securities transactions and related income and expenses are recorded on a trade date basis.

Income taxes: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Valuation techniques – US Government obligations: The Company values investments in US Government obligations that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

FIN 48: On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Pursuant to FASB Staff Position No. FIN 48-3, the adoption of FIN 48 for nonpublic entities was deferred to fiscal years beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined. As of December 31, 2008, the Company does not believe the adoption of FIN 48 will impact the amounts reported in the financial statements.

NOTE 3. DUE FROM AND DEPOSIT WITH BROKER

The Company clears all customer transactions through another U.S. securities broker on a fully disclosed basis. Due from broker represents amounts due from that firm.

The Company has agreed to indemnity its clearing broker for losses that may be sustained as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. No such losses arose during the year ended December 31, 2008.

As part of this agreement with its clearing broker, the Company maintains a good faith deposit of $299,681, which is reflected in the statement of financial condition as deposit with broker. The deposit with the clearing broker consists of a U.S. Treasury bill.

NOTE 4. REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2008, the Company's regulatory net capital was $1,819,511, which exceeded the required regulatory net capital by $1,719,511. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2008 was .004 to 1.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company enters into securities transactions with NAFIN and its subsidiaries in the normal course of business. The Company's net gain from riskless principal transactions is principally derived from such transactions with NAFIN and its subsidiaries.

The Company maintains an Administrative Service Agreement with the Parent. The Parent provides the Company with certain operational administrative services for which the Company is allocated its proportional cost. The Company incurred $640,756 during the year ended December 31, 2008 in connection with these services.

NOTE 6. INCOME TAXES

The Company is a member of a consolidated group for Federal income tax filing purposes. Accordingly, the Company has a Federal income tax sharing agreement with the Parent, which makes required payments on behalf of the Company. In general, under the terms of the agreement, the Company owes the Parent an amount equal to the Federal income tax computed annually on a separate company basis. At December 31, 2008, no amounts were owed to the Parent under the terms of the agreement due to the consolidated group's net operating loss ("NOL"). In 2008, the Company, on a separate company basis, was required to pay its state and local taxes on the basis of capital rather than income.

At December 31, 2008, the Company has an NOL carryforward for Federal income tax purposes totaling approximately $6,020,000. The carryforward is available to offset future taxable income and will expire during the years 2010 through 2021 if not utilized. For financial statement reporting purposes, a deferred tax asset of approximately $2,709,000 related to the NOL carryforwards has been fully offset with a valuation allowance, as the realization of this deferred tax asset is dependent on the Company generating future taxable income. The deferred tax asset and the corresponding valuation allowance decreased by approximately $35,000 in the current year primarily due to income earned during the current year.

NOTE 7. SECURITY OWNED, AT FAIR VALUE

The security owned at December 31, 2008 consisted of a U.S. Treasury bill with a maturity date of January 29, 2009. This security was priced using a Level 1 input. See Note 2 for a definition and discussion of the Company's policies regarding the use of the fair value hierarchy in accordance with SFAS 157.

END